SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – October 10, 2006

Embratel Participações S.A.
BOVESPA: EBTP3, EBTP4; NYSE: EMT

The Company holds 99.0% of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

NOTICE
(Free Translation)

Embratel Participações S.A. hereby communicates that it received via fax a copy of a letter dated October 09, 2006 and addressed to the Brazilian Securities Commission (CVM), sent by the law firm Pinheiro Neto Advogados, which identified itself as the attorneys-in-fact for Farallon Capital Management, LLC, the text of which is as follows:

“In accordance with the main section of article 12, of CVM Ruling No. 358 of January 3, 2002, Farallon Capital Management, L.L.C., a company organized and existing under the laws of the State of Delaware, United States of America, with its principal place of business at One Maritime Plaza, Suite 1325, San Francisco, CA, 94111 (“Farallon”), in its capacity as an investment adviser abroad, through Noonday Investment Manager, L.L.C. as its sub-investment advisor, hereby advises that it acquired, through certain deals on stock exchange, on behalf of its clients, Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., and Noonday Capital Partners, L.L.C., preferred registered shares (“PN Shares”) issued by Embratel Participações S.A., publicly-held company, registered in CNPJ/MF under the No. 02.558.124/0001 -12 (“Company”). Farallon already managed, on September 28, 2006, 23,812,200,000 PN Shares issued by the Company corresponding to 4.99% of this type of share and, as a consequence of the aforementioned acquisitions, now manages as investment advisor, a total of 24,597,200,000 PN Shares issued by the Company, corresponding to 5.16% of this type of share. No other company in the same economic group as Farallon detains ownership interest in the Company. This is a minority investment that entails no change in the Company’s control or management structure. Currently, there is no number of Company shares envisioned by Farallon. In addition, there are no convertible debentures already held, directly or indirectly, by Farallon or related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which Farallon or any related person is a party.”

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 43.0 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.